Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-195844

Resource Capital Corp.

8.625% Fixed-to-Floating Series C Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

June 3, 2014

Issuer:	Resource Capital Corp.

Security:	8.625% Fixed-to-Floating Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”). This is the initial issuance of the Series C Preferred Stock.

Shares offered:	4,400,000 shares

Over-allotment option:	660,000 shares

Trade date:	June 3, 2014

Settlement and delivery date:	June 10, 2014 (T+5)

Public offering price:	$25.00 per share; $110,000,000 total (assuming the underwriters’ over-allotment option is not exercised)

Underwriting discount:	$0.7875 per share; $3,465,000 total (assuming the underwriters’ over-allotment option is not exercised)

Net proceeds to the

Issuer, before expenses:	$24.2125 per share; $106,535,000 total (assuming the underwriters’ over-allotment option is not exercised)

Distributions:	The Issuer will pay cumulative cash distributions on the Series C Preferred Stock from, and including, June 10, 2014 to, but excluding, July 30, 2024, at an initial rate of 8.625% per annum based on the $25.00 liquidation preference, or $2.15625 per share of Series C Preferred Stock (the “Initial Rate”). From, and including, July 30, 2024 and thereafter, the Issuer will pay cumulative cash distributions on the Series C Preferred Stock at a floating rate equal to three-month LIBOR (as defined in the Issuer’s preliminary prospectus supplement, dated June 3, 2014, relating to the Series C Preferred Stock (the “Preliminary Prospectus Supplement”)) as calculated on each date of determination (as defined in the Preliminary Prospectus Supplement) plus a spread of 5.927% per annum based on the $25.00 liquidation preference, provided that the floating rate on each date of determination will not be less than the Initial Rate. Distributions on the Series C Preferred Stock will be paid on or about the 30th day of each January, April, July and October of each year (provided that if any distribution payment date is not a business day, then the distribution which would otherwise have been payable on that distribution payment date will be paid on the next succeeding business day), commencing July 30, 2014.

Liquidation preference:	$25.00 per share

Optional redemption:	Not redeemable prior to July 30, 2024, except in connection with a Change of Control as described in the Preliminary Prospectus Supplement under “Description of the Series C Preferred Stock—Redemption Rights—Special Optional Redemption” and under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes. On and after July 30, 2024, the Issuer may, at its option, redeem the Series C Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid distributions to, but excluding, the date fixed for redemption.

Share cap:	8.69565 shares of the Issuer’s common stock

Exchange cap:	Subject to certain adjustments, 38,260,860 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option is exercised, not to exceed 43,999,989 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Proposed NYSE Listing Symbol:	RSO PrC

CUSIP:	76120W 609

ISIN:	US7612W6093

Joint Book-Running Managers:	Morgan Stanley & Co. LLC

UBS Securities LLC

Joint Lead Managers:	Deutsche Bank Securities Inc.

Keefe, Bruyette & Woods, Inc.

Co-Manager:	MLV & Co. LLC

The Issuer has filed a registration statement on Form S-3 (Registration No. 333-195844), including a base prospectus dated May 9, 2014 and a preliminary prospectus supplement, dated June 3, 2014, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free 1-866-718-1649 or from UBS Securities LLC by calling toll-free 1-877-827-6444, ext. 561 3884.